Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2013	2012
Earnings:
Income before income taxes	$23	$49
Less: Capitalized interest	(3)	(2)
Add:
Fixed charges	64	69
Amortization of capitalized interest	1	1
Adjusted earnings	$85	$117
Fixed charges:
Interest expense	$39	$43
Amortization of debt costs	2	2
Rent expense representative of interest	23	24
Total fixed charges	$64	$69
Ratio of earnings to fixed charges	1.32	1.68